U.S. Securities and Exchange Commission

                            Washington, DC 20549

                        AMENDMENT NO. 2 TO FORM 10-SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                              BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Communications/USA, Inc.
        ............................................................
                  (Name of Small Business Issuer in its charter)

               Florida                                65-0576171
        ............................................................
        (State or other jurisdiction of           (I.R.S. Employer
        incorporation or organization)           Identification No.)



         4175 E. Bay Drive, Suite 260, Clearwater, Florida    33426
         ............................................................
         (Address of principal executive offices)          (Zip Code)

                 Issuer's telephone number,  (813) 524-1711

          Securities to be registered under Section 12(b) of the Act:

Title of each class                       Name of each exchange on to be so
registered                                which each class is to be registered

          ..........................................................

          Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $.01
          ..........................................................
                             (Title of class)
          .........................................................
                             (Title of class)

                                 PART I


Item 1. Description of Business. (101)

     (a) Business Development.

     Communications/USA, Inc. ("Comm/USA"), a Florida corporation, was incorporated in December, 1992. In May, 1995, Comm/USA executed a contract to acquire all of the issued and outstanding shares of Gulf Coast Communications, Inc. ("Gulf Coast") d/b/a Voice-Tel of West Florida, a Florida corporation. The transaction closed on November 28, 1995. In October, 1995, Comm/USA assigned all of its right, title and interest in the Gulf Coast contrac t to CommTel/USA, Inc. ("Comm/Tel"), a Florida corporation, Comm/USA's wholly owned subsidiary. Gulf Coast was organized in June, 1989 and Comm/Tel was organized in August, 1995. In October, 1995, Comm/Tel executed an agreement to acquire all of the assets of Feiman & Holliday, Inc., a Florida corporation d/b/a Voice-Tel of Southwest Florida ("Voice-Tel SWF") and closed on the transaction on November 28, 1995. Additionally, in October, 1995, Comm/Tel executed a contract with the owner of forty-five percent (45%) of the common shares of Holt & Feiman, Inc., d/b/a Voice-Tel of Tallahassee, Inc. ("Voice-Tel TAL"), a Florida corporation, to purchase forty-five percent (45%) of Voice-Tel TAL. The latter was later rescinded, and no new negotiations have taken place at the date of the Form 10SB.

     Comm/USA acquired 100% of the issued and outstanding shares of common stock of Gulf Coast on November 28, 1995, pursuant to a stock purchase agreement dated May 24, 1995, between Comm/USA and the two stockholders of record of Gulf Coast. In October 1995, Comm/USA assigned all of its rights, title and interest in the Gulf Coast stock purchase agreement to Comm/Tel.
The agreement, as amended, provides for a purchase price of $550,000, with
(i) $325,000 in cash payable on or before November 29, 1995; (ii) a $75,000 promissory note payable on or before February 27, 1996; and (iii) a $150,000 promissory note payable on February 27, 2001, with a holder's option for a balloon payment of the entire amount on February 27, 1998. The $325,000 cash payment was made at Closing and the $75,000 note was paid on February 27, 1996. In addition to the above-mentioned promissory notes, the former Gulf Coast Stockholders have the right to receive an aggregate of 125,000 shares of Comm/USA's common stock, par value $.01 ("Common Stock") or 2.5% of Comm/USA's then issued and outstanding shares of Common Stock, whichever is greater, upon completion of their first year of employment, and an additional 125,000 shares of Common Stock or 2.5% of Comm/USA's then issued and outstanding Common Stock, whichever is greater, upon completion of their second year of employment.

      Comm/Tel acquired the assets of Voice-Tel SWF pursuant to an asset purchase agreement dated October 23, 1995, between Comm/Tel and Voice-Tel SWF. The asset purchase agreement provides for Comm/Tel's acquisition of certain assets of Voice-Tel SWF, including Voice-Tel SWF's rights under its franchise agreement with Voice-Tel Enterprises, Inc. ("Voice-Tel"), telecommunications equipment, and a rebate of certain telecommunications cost from Voice-Tel in the amount of $6,000. In exchange, Comm/Tel (i) assumed approximately $235,000 of Voice-Tel SWF's liabilities, (ii) transferred $30,000 in cash to certain stockholders of Voice-Tel SWF, and (iii) transferred 312,500 shares of Common Stock to the shareholders of Voice-Tel SWF.

 The term "the Company" that is used throughout this section includes Comm/USA, Comm/Tel, Gulf Coast, and Voice-Tel SWF. Other than the fact that Gulf Coast and Voice-Tel SWF held franchise agreements from Voice-Tel that were material to their acquisition as described above, there has been no prior affiliation between Voice-Tel, Gulf Coast, Voice-Tel SWF and/or the Company.

     (b) Business of the Company

     The Company owns and operates interactive voice messaging franchises in the Voice-Tel system. Voice-Tel is the most widespread interactive voice messaging company in the United States, operating a digital telecommunications network through independently owned franchisees. The network covers the greatest geographic area in the industry, and includes approximately 3,500 cities. The system operates on proprietary software which was created by Centigram Communications Corporation. According to Centigram, the Voice-Tel system accounted for less than 10% of Centigram's revenues since 1993. The Voice-Tel system operates through a "network" which connects all of the Voice-Tel franchises together and permits messaging among all of the customers of all of the franchisees. This network, which connects approximately 3,500 cities, interconnects approximately 400,000 customers who use Voice-Tel messaging to communicate. Although Centigram provides messaging equipment to companies other than Voice-Tel, none of its other customers interconnects as many individuals and cities as Voice-Tel. Other than the contractual agreements between Centigram and Voice-Tel for provision of hardware and software, the Company is not aware of any other affiliation between Centigram and Voice-Tel.

     The Company operates in the following sales territories: (i) the cities of Tampa, St. Petersburg, Clearwater, Largo, Bradenton, and Sarasota; and (ii) the Metropolitan Statistical Areas of Lakeland-Winter Haven,
Melbourne-Titusville-Palm Bay, Fort Pierce, Fort Myers-Cape Coral, and Naples.

     The Company was originally formed for the purpose of becoming an equipment leasing company. The original concept was abandoned and the controlling shareholder thereafter sought additional business opportunities for the Company, which culminated with the execution of the agreements to acquire Voice-Tel franchises.


          History of the Voice Mail/Voice Messaging Industry

     Voice mail began in 1964 as a result of the Carterphone decision giving residential and business customers the right to own and maintain telephone equipment, The Carterphone decision gave rise to the computer premises equipment "CPE" interconnect industry, including telephone sets, telephone answering devices (TADs), key and hybrid systems, PBXs and, ultimately, voice mail systems.

     The high acceptance of TADs indicated that individuals wanted their telepho ne answered when they were unable to answer a call personally. The early TADs were not particularly reliable, being essentially simple tape recorders that reused the same tape until it jammed or tore. The voice quality was generally raspy, attributable to the reuse of the tape. The early machines did not offer remote pickup or toll savers, nor the ability to change the  greeting
remotely.   Sales continued to demonstrate the public's desire to have their calls answered automatically despite the mediocre quality of the early TADS.

     In 1979-1980, prior to divestiture, AT&T attempted to conduct a voice mail service trial in what was then Pennsylvania Bell. The Federal Communications Commission (FCC), however, blocked the voice mail trial on the grounds that voice mail was to be considered "data processing."

     The early voice mail manufacturers directed their late 1970s/early 1980s products and sales efforts to the business marketplace. The PBX manufacturers began to offer voice mail as an option, also addressing the business segment. Both the voice mail and PBX vendors were targeting large customers since early voice mail platforms and PBX voice mail options were expensive. While the residential market clearly wanted their calls answered, many businesses were leery of offending their callers because of real and/or perceived bias against

"talking to a machine." A second generation of voice mail manufacturers entered the market in the early 1980s, offering smaller, more affordable systems for the small to mid-size business marketplace.

      Consumer (or residential) customers continued to have only one option, the telephone answering devices, although the TADs were gradually improving in quality and reliability. By the late 1980s, "talking to a machine" had become routine in both the residential and business communities.

      Until this point, the vast majority of voice mail systems were being used for automated call answering, although interoffice messaging was available to the corporate users. Many companies found their employees continued to walk down the hall to talk in person instead of using their voice mail platform to message back and forth. Human behavior, like taking a work break to walk down the hall, will likely continue, but having employees accept the value of messaging is essential to effective implementations.

     In 1980, a new option was introduced to the American business market. A voice messaging service using proprietary software on a modified Digital Equipment Corporation (DEC) platform was introduced. Large multi-location accounts like Dow Jones, Procter and Gamble, TWA and other airlines used the system.

     As an alternative to CPE, voice mesaging services began to be introduced. Tigon in 1983, (now Octel Network Services), VoiceCom in 1984 and Voice-Tel in 1990 offered interLATA national (and international) voice messaging.

     In certain cases, these services can be used as call answering, but the primary advantage is the ability to exchange messages with field personnel, customers, vendors, and others. The secondary advantage is that the maintenance of the voice mail platforms is performed by the service providers.

     Outsourcing became a growing trend, with very large corporate users having the service providers maintain the customers' CPE equipment at headquarters. Providers also offered service for smaller field branches and offsite personnel where the cost of CPE voice mail platforms could not be cost justified.

     The most common way for a user to access a Tigon or VoiceCom mailbox is to dial an 800 number. The cost of the 800 usage adds significantly to the monthly cost of the mailbox. By 1991, VoiceTel offered local access in most US major metropolitan areas. Voice-Tel franchisee offer local access by acquiring direct inward dialing (DID) numbers from local telephone companies (ie: companies that offer local telephone service in their specific locations). A DID number is simply a seven digit telephone number. These DIDs are purchased by the Voice-Tel franchisee in bulk and then issued to each "voice mailbox" which is assigned to an end user. By having Centigram equipment connected to the local telephone service provider, Voice-Tel franchisees can offer local service. Companies like Tigon and VoiceCom would need to have telecommunications equipment in numerous locations to be able to offer local access. Companies such as these can save money by having equipment in only one or a small number of locations, and can then offer service through an 800 number. The Company is not presently aware on any initiative by either Tigon or VoiceCom to offer local access.

     During post-divestiture in the mid-1980s, the Regional Bell Operating Companies (RBOCs) began to explore opportunities to offer voice mail service. In the late 1980s, several trials were underway. By 1990, four of the RBOCs were in the voice mail service business, with the other three joining in by 1992.

     Six of the RBOCs have had greater success with the residential market than the business market, averaging 80% residential to 20% business. The Pacific Bell RBOC is the exception, with more than 60% business mailboxes at year-end 1994.

     The TADs continued to improve in quality and were being incorporated into telephone sets, along with enhanced features such as speed dialing, redial, and conference calling. In the early 1990s, digital answering devices were introduced with greatly enhanced quality, capacity and features and a higher price tag.

     The Voice-Tel System


     The Company owns franchises granted by Voice-Tel Enterprises, Inc. ("Voice-Tel or VTE"). VTE is a privately-owned company and was incorporated in 1986. VTE started operations as a franchise organization in the Ohio area. The franchisees, using Centigram platforms, operated local area voice mail service bureaus selling mailboxes to business accounts. The organization grew in the eastern states, reaching about 30 locations by 1990.

     By early 1990, Voice-Tel wanted to expand its coverage to include the western states. Voice-Tel acquired Amvox in 1990. At that time, Amvox had a presence in over 50 major metropolitan cities; over 100 cities including suburban coverage. Amvox had begun construction on a digital network and had about 15 cities linked together, allowing customers to exchange messages from one city to another.

     Management believes that the acquisition of Amvox was attractive to Voice-Tel for many reasons including (i) Amvox used Centigram platforms exclusively; (ii) Amvox had significant coverage in the western two thirds of the country; (iii) Amvox locations tripled VoiceTel's city coverage; and (iv) Amvox had a business alliance with Amway Corporation. The Company believes that the business alliance with Amway was significant for three reasons: (i) Amway had a significant investment in Amvox; (ii) Amway distributors bought Amvox mailboxes for their own use; and (iii) Amway distributors sold Amvox mailboxes.

     The Amway affiliation has continued with Voice-Tel. Amway distributors represent more than a third of Voice-Tel's total customer base; Amway Corporation also has a 20 percent owenership in Voice-tel. One of the major advantages of the relationship is the 'built-in" customer base when a new new location is opened. The Amway distributors are given advance knowledge of the new service and are ready to sign-up. Amway distributors communicate with their superior and subordinate distributors (multi-level marketing) via voice messaging. Originally, Amway distributors exchanged messages locally (on the same platform), and as the digital network gradually expanded, messaging became nationwide. Amway distributors have a greater presence in suburban and rural areas than in most major metropolitan cities. Amway distributors are also encouraged to sell Amvox voice mailboxes. The digital network was completed in 1991, allowing nationwide messaging on the Centigram platforms.

     Unlike Voice-Tel, Octel Network Services and VoiceCom (see "Competition") market principally to large, multi-location corporate accounts. To highlight some of the differences, Voice-Tel service offers: (i) Simplicity; (ii) Inexpensive and competitive services in comparison with RBOC services; (iii) Direct inward dial (DID); (iv) Local access - no need for 800 usage charges;
Toll savers; (v)   Local sales and local customer support; (vi)  Nationwide
and international messaging with local access available; and (vii) Many individual accounts. Options include: Pager activation; Outdial message notification; 800 service for customers who feel they need it for their customers; and Revert to operator.

     From the beginning, Voice-Tel has marketed a service that is simple to learn and use, and is free of complicated and expensive "bells and whistles." Voice-Tel, (and Amway/Amvox) mailboxes are DID numbers. The customer is assigned a seven-digit local DID telephone number. The customer can have a white page listing in their name even though Voice-Tel is the customer of record for a DID number. This is possible under the provisions of the RBOC joint user group tariffs.

     The mailboxes can provide: (i) Voice messaging; (ii) Call answering;
(iii) Alternate telephone numbers; (iii) Menu boxes (directing callers to appropriate mailbox); (iv) Broadcasting; and (v) Audiotex.

Unlike users of the RBOCs' voice mail services, Voice-Tel customer are classified neither as residential nor business accounts because the DID mailboxes are not associated with the customers' existing telephone numbers. The Amway distributors can be considered hybrid customers in that they typically work from their homes on residential lines. The Voice-Tel corporate accounts more closely resemble RBOC business customers, except that Voice-Tel customers need to receive and send messages to other locations.

Historically, the Voice-Tel franchisees have had the greatest success selling to small and medium-size service accounts, such as real estate offices and financial services. The sales emphasis is on network-based messaging rather than simple call answering.

     The Voice-Tel franchisees have targeted small to mid-size accounts because of the need to sell within their territory. At year-end 1994, Voice-Tel had local access in 3,485 cities in the US (46 states), and 15 cities in Puerto Rico, Canada, Australia and New Zealand.

Voice-Tel currently has local access in approximately 3,500 domestic cities. In these terms, Voicetel is the closest to having an ubiquitous network. However, by using Centigram platforms exclusively, a caller using a different platform cannot now message with a Voicetel customer, or vice versa.

A universal network, with ubiquitous access and inter-machine operability, would offer a powerful asset for securing national accounts and augmenting the Amway individual mailbox sales and messaging revenues. Voice-Tel has concentrated on expansion for the past several years both domestically and internationally. It is unknown whether or not Voice-Tel will invest in the research and development of the necessary software to implement inter-machine functionality.


Products, Services and Markets

     Interactive Voice Messaging

     Interactive voice messaging is a service which allows users to talk back and forth to each other and to send messages to one or hundreds of people with just one telephone call. The messages can be saved and/or forwarded to other users. Voice messaging services are accessed world-wide, wherever touch-tone telephone service is available. The service has flexible interactive answering and broadcast capabilities that management believes makes the system more accessible than e-mail, more personal and powerful than voice mail machines, and more detailed and informative than pagers. As a result, the Company believes that the system is more practical and user-friendly for the increasingly mobile executive who relies more and more on voice messaging services.

     Users of voice messaging include multilevel marketing companies, such as Amway Corporation and Excel Telecommunications, and corporations or individuals who desire interactive voice messaging, e.g. local real estate brokers who desire to be able to communicate with their agents, and companies with field sales and service forces.

     Long Distance Telephone Service

     Debit cards enable a caller to make long distance toll charge calls from any touch tone telephone at lower rates than many alternatives, and assists users in budgeting their telephone usage. Additionally, debit cards have instructions in various languages, and loss or theft amount is limited to the value remaining on the debit card.

     Traditional users of debit cards include military personnel, college students and their parents, foreign exchange students, foreign visitors, tourists, Inner-city residents, Ship employees-crew members, sales personnel, hospital employees and patients, migrant workers, truck drivers, nursing home patients, and business travelers.

     In the United States, this segment of the industry is in its infancy and is growing rapidly. Industry sources estimate that more than 500 companies are making and selling debit cards, including companies such as MCI and Sprint. Sales of the cards was approximately $65 million in 1993 and $325 million in 1994. By the first quarter of 1996, industry experts expected sales to reach the annual rate of at least $1 billion. In 1994, the international debit card business was estimated at $4 billion. The Japanese telephone debit card business was estimated to be $2.5 billion in 1994.

     Other Services

     Presently, the Company offers paging services of a third party vendor that it resells to its customers. The pagers are connected to the customer's voice mailbox, so that when messages are deposited in a customer's box, they are routed to the pager and their pager alerts them to call their voice mailbox.

Distribution Methods

     Voice Messaging

     The Company distributes its voice messaging services through Voice-Tel, which is the most geographicly diverse interactive voice messaging company in the United States. Voice-Tel operates a digital telecommunications network through independently owned franchisees. The Voice-Tel network covers the greatest geographic area in the industry, and includes over 3,500 cities. The system operates on proprietary software which was created by Centigram Communications Corporation. The Company distributes its services through two primary types of accounts, national accounts and corporate/retail accounts.

     Approximately 60% of the Company's revenue is derived from Voice-Tel's national accounts. One of the largest user groups of Voice-Tel services is the Amway Corporation ("Amway") through its independent distributors. Voice-Tel messaging service is marketed under the name "Amvox" to Amway distributors. In addition, more than one million Amway distributors are authorized to resell Voice-Tel services to their customer bases. Any compensation paid to the Amway distributors for resale of Voice-Tel services is paid by Amway. Amway pays the Company the same rate for its services whether they are sold to Amway distributors or to end users by Amway distributors. Voice-Tel also has a national account agreement with Century 21 Real Estate to provide voice messaging services to real estate brokers across the nation that are affiliated with Century 21. Additionally, Voice-Tel has national account agreements with other large companies including Mailboxes, Etc., Primerica Financial Services, Discovery Toys, Norwest Mortgage, Centigram Communications Corporation, Val Pak, Inc., National Safety Associates ("NSA"), Traveler's Insurance Company, and Excel Telecommunications, Inc.

     Approximately 40% of the Company's revenue is derived from corporate/retail accounts. The corporate accounts are corporations or individuals who desire interactive messaging. Typically, these accounts consist of local business persons such as real estate brokers or other professionals who desire to communicate with their agents through this medium. Primary targets for the service include companies with field sales and service forces.

     The Company believes that in certain areas various industries tend to become interdependent on the Voice-Tel system, which causes related parties to join the system. For example, many Realtors use the system. The addition of local mortgage brokers, banks, real estate lawyers, title companies, surveyors and local zoning agencies could enhance the business of all of these customers.

     Debit Cards

     The Company is presently investigating the potential for distributing debit cards to the public through contracts with national common carriers, whereby the Company would purchase long distance telephone time at high volume usage wholesale rates and resell this time to its customers at its own discounted retail rates (which are believed to be 10% to 60% below the AT&T tariffed rates). This plan of distribution benefits customers because the Company can eliminate the surcharges typically imposed by the major long distance carriers. The Company is presently negotiating with a number of providers of telephone switching equipment in order to be able to produce, issue and sell telephone debit cards.

Competition

     General

     The voice messaging market, which includes voice mail and other voice processing services, and the debit card market is fragmented, but highly competitive due principally to the number of providers of telecommunications services, certain of which have greater financial resources and more experience than the Company. The costs and features of voice processing equipment vary widely and the Company believes that the primary factor governing the acceptance of a system is the ease of use or "user friendliness" of the system.

     Competition among National Network-Based Voice Message Service Providers

     The Company views the voice processing industry as presently divided into two segments. The first segment consists of companies that are voice processing service providers of national and international network based voice messaging services. The second segment consists of the Regional Bell Operating Companies voice mail (call coverage) services. The first segment is considered by the Company as its primary competition at the present time.

     The Company views three entities as the national voice messaging service providers, Octel (ONS), Voicecom, and Voice-Tel Enterprises, Inc. (VTE). ONS and VoiceCom have historically targeted multi-location business accounts. Many, if not most, of their customers have a CPE voice mail platform (or a CPE PBX with a voice mail option) at their headquarters. These size companies use their CPE voice mail for call answering, intra-office messaging and, perhaps, use automated attendant features. VTE's customer base does not fit the above description in that it has many single mailbox customers in addition to corporate accounts. Voice-Tel has not historically targeted the very large, multi-location accounts as have the other nationals.

     The nationals' typical business customer has branch offices and/or field personnel. The cost to purchase a voice mail platform can not easily be cost justified for small branch offices. Cost aside, local branch voice mail systems do not permit voice messaging with the home office. The nationals have sold to large users as well as smaller to mid-size accounts. A smaller account may not have branch offices but, rather field personnel dispersed around the country. Some or many of the field personnel may work from their homes.

     The convenience of 800 access is apparent to field sales, service and work-at-home personnel, and traveling executives. Local access (with telco local calling charges) is generally less expensive than 800 usage, but requires change at public pay phones, calling cards and/or increased charges on phone bills in areas that do not offer flat charge calling programs. The disadvantage of 800 access is additional cost and variable monthly usage charges.

     The Company believes that the power of the network-based message services is the ability to message and exchange information from one location to another regardless of time zones and other field conditions. Sales personnel can determine inventory availability, report sales, or inquire if an order has been shipped. Service personnel can report service problems, or request replacement parts. Executives can receive and dispense important and timely information with a single call.

     The nationals' service offerings can be used as call answering by forwarding callers on "busy" or "no answer" conditions from small offices or home numbers. As for the alternative, local RBOC voice mail can be used for simple call answering. The shortcoming of using RBOC call answering for the mid-size to large customer is the inability to pass an important message to headquarters for follow-up; a simple task on a network-based message service.

     The ability to create a message and have it delivered to many people at several locations, and to answer a message (perhaps attaching additional comments to it and passing it on to other users on the network) are not possible on today's RBOC call answering voice mail services. Prior to the new Telecom law, the RBOCs were prohibited from message transport outside of their local service area.

     The recently passed telecom legislation in Congress will allow the RBOCs into long-distance services. The Company expects the RBOCs, either through the landline networks or through their wireless ventures to initiate nationwide messaging services.

     ONS, (previously Tigon), and VoiceCom have added many features and capabilities to enhance the value of the basic voice mail services offered to businesses. Voice-Tel has taken a different approach by offering a no frills, easy to use, voice mail network with local access in all major metropolitan areas throughout the contiguous United States. Voice-Tel is also the exception to the other nationals in that the company has many single mailbox customers. In RBOC terms, these single mailbox customers would be called residential customers. A large percentage of Voice-Tel's customers are Amwav distributors who commonly work from their homes. Amway distributors can sell a voice mail product called Amvox through a distribution agreement between VoiceTel and Amway. VoiceTel also has many multi-location business accounts sold by the local franchisees such as the Company.

     Limitations on Today's Voice Messaging Systems

       The existing voice mail message networks all have limited access. Voice-Tel currently has the greatest local access coverage with approximately 3500 cities in the United States. However, what remains to be developed is a truly ubiquitous network. This would include two key elements, as is the case with fax machines: (1)Local access from any telephone number (to avoid costly 800 usage); and (2) The ability to exchange messages from one voice mail platform to any other voice mail platform.


               Specific Competitors

     Octel Network Services

     Octel Network Services (ONS) is the successor to Tigon. Tigon was founded in 1983 as a spin-off of VMX. VMX had originally used a service approach to give prospective CPE customers an opportunity to become familiar with voice mail before committing to a large capital investment.

     Historically, Tigon's expertise was in the sale of voice message networking applications to Fortune 1000, multiple-site accounts. Its flagship accounts included Bank of America, Ford Motor Company and Ford Dealerships, Kodak, Kraft and Texas Instruments. These accounts represented 75% of its total number of mailboxes.

     Tigon practiced a non-vertical marketing approach. It considers any large, multi-location company, especially with international needs, to be a prime target. Tigon had sales success in approaching its accounts' vendors and customers in order to capture their network messaging such as the Ford Dealerships.

     Ameritech purchased Tigon in October 1988 for an amount believed to be $40 million. Tigon operated as a separate subsidiary during its time with Ameritech and was subject to the regulatory restraints imposed on the RBOCs. Ameritech concentrated its residential voice mail efforts in Chicago and Indianapolis. It should be noted that Tigon's positive sales results with business accounts did not offer any value in selling to residential customers. After three years, Ameritech reported a total of 10,000 residential voice mailboxes.

     In September 1992, Octel purchased Tigon from Ameritech for less than book value, reportedly $12 million. Tigon's annual revenue at the time was approximately $20 million. Under the terms of purchase, Tigon was to continue to provide Ameritech with residential voice mail and business voice processing services using Octel Sierra central office (CO) hardware. Tigon was also to continue to provide customer service and customer support for Ameritech's business and residential accounts. Under the terms of the agreement between Octel and Ameritech, the Tigon business accounts stayed with Tigon, a wholly-owned subsidiary of Octel Communications. The 10,000 residential mailboxes remained with Ameritech. Tigon continued to support customers on the Octel Sierra platforms and on the original VMX5000 platforms.

     Tigon, now known as Octel Network Services (ONS), continues to support the Ameritech customers and its existing business customers, including several state and local governments. In addition to its corporate accounts, ONS has 25 distributors that resell its services, including telcos, InterExchange Carriers (IXCs), and Telemanagement companies, under private brand names.

     Domestic sales activity represents 99% of total sales revenue. However, business alliances, originally formed by Tigon, remain in place in Japan, Australia, Canada, and UK/Europe.

     New ONS sales activity is being handled by the Octel national sales force seeking new corporate accounts and/or to upgrade existing accounts. ONS continues to seek new distributor agreements with telcos, IXCs and other types of resellers. ONS has local access available in 24 US cities and 12 countries.

     As a result of recent strategic acquisitions, many industry analysts believe that Octel will remain the dominant player in the field. AT&T, Nortel and Centigram all have significant success in the sale of CPE voice mail platforms, but do not have a voice mail network in place.

Octel has a range of small to very large platforms for CPE and CO sales. With the acquisition of Tigon, Octel gained considerable expertise in network management, facilities management and outsourcing services. Octel is in an excellent position, being the only major voice mail manufacturer with an implemented message network in place with an embedded customer base.

Octel, should it choose, has the in-house intelligence and financial resources to develop and market a truly universal message network. AT&T certainly has the capability and resources to implement a network, but may lack the motivation to do so, fearing potential loss of long-distance revenue.

The critical step in implementing a universal network will be the development of software to facilitate inter-machine operability with all the major voice mail platforms. The audio messaging interchange specification (AMIS) analog, a standard for networking voice mail systems, is within easy reach, but would lack feature-rich functionality expected in the business marketplace. A digital solution would be ideal, as it could provide greater functionality and quality.

A universal network developed by Octel, or another vendor, will open new revenue streams, just as facsimile compatibility did many years ago. The opportunities include businesses, affinity groups and consumers with extended families. In addition to direct sales, Octel's distribution channels such as telcos and other resellers would benefit from a universal network by opening new applications and sales possibilities.

     VoiceCom Systems, Inc.

     VoiceCom is a privately-held company founded in 1984. In January 1991, VoiceCom acquired Wang Information Services. In September 1992, they bought Async from MCI. For several years, VoiceCom was the e exclusive sales agent for AT&T's voice mail services. VoiceCom marketed and supported AT&T Audix customers that preferred a service solution to the purchase of CPE voice mail. The relationship ended in 1993. The AT&T CPE sales force may have found it difficult selling against their own product.

     In its early days, VoiceCom's services and marketing strategy closely resembled Tigon's. They targeted multiple-site accounts with a need for voice mail and messaging. VoiceCom had success with medium-size companies with dispersed personnel and about a dozen large accounts.

     As a result of the merger activity, VoiceCom found itself with a number of different platforms (none of which were integrated, although all were capable of AMIS analog) including Audix, VMX, Centigram and Octel Maxxum.

     In recent years, with the acquisition of Async in late 1992, the Company believes that VoiceCom has positioned itself to be an enhanced voice mail service provider with AccessOne. The service allows the user to dial a single 800 number. From that point on, using menu options, the caller can complete a number of actions including Voice messaging; Fax and information services; Custom calling; Multiple long-distance calls; International calls - outbound, inbound and callback; and Conference calls.

     Management believes that VoiceCom now targets companies with field personnel. Armed with private, public or cellular touch tone phones, personal digital assistants (PDAS) and laptops, the mobile professional can work from an automobile and/or home, eliminating the necessity for small regional branch offices. The cost of PDAs and laptop computers can be easily cost justified if a company can lower overhead by shutting down expensive field sites.

     For corporate headquarters, VoiceCom offers AccessOne Premise, which involves installing equipment on the customers' premises. This product appears to appeal primarily to low-end and high-end users, assuming the mid-size company can cost-justify and maintain CPE voice mail.

     VoiceCom customers use 800 access in the US and international access in 50 countries.

     In the past, it is Management's opinion that industry analysts believed VoiceCom lacked focus because of its merger activity, multiple platforms and products, and effort to be all things to all market niches. The company's recent emphasis on AccessOne, embracing the old Async product, could give VoiceCom the focus that has been missing. VoiceCom's service is distinctly different from ONS and Voice-Tel. With the shifting economy forcing companies to operate more efficiently, and given the increasing acceptance of telecommuting, the "onecall" AccessOne enhanced voice mail service could prove to be more successful now and in the near future than when Async originally introduced it in 1984.

     According to industry sources, in mid-1994 VoiceCom had 150,000 mail boxes and Tigon had 180,000 mail boxes, while Voice-Tel had 300,000. At the end of 1995, Voice-Tel had approximately 450,000.

     The Company believes that the most significant difference between its system versus that of its competitors is that the Company's service operates through local access numbers and provides the ability to connect its voice mail boxes to a customers home phone, car phone, office phone or local beeper while offering the extensive networking services such as broadcast messaging, which enables a message to be sent to many recipients with one call. However, there can be no assurance that the Company will be able to continue to effectively compete with its many competitors.

Dependence on few major customers

     The Company's revenues are primarily derived from two types of voice messaging accounts, Voice-Tel national accounts, and corporate/retail accounts. The national accounts comprise approximately 60% of the Company's revenues, and consists primarily of independant distributors for multilevel marketing companies, such as Amway. Amway accounts for approximately 60% of the Company's total revenues. Corporate/retail accounts comprise approximately 40% of the Company's total revenues, and are typically made up of a number of different corporations or individuals who desire interactive voice messaging. There is no individual corporate/retail account that represents in excess of 10% of the revenues of the Company. See "Management's Discussion and Analysis."

Trademarks

     The Company has filed for federal trademark protection of the name and logo of "Communications/USA, Inc." and is preparing to file for various calling card names for its debit cards.

Employees

The Company employs a total of eight (8) employees, all of which are full time.

Item 2. Management's Discussion and Analysis

     Presently, the Company's source of income is from the sale of Voice-Tel services, with a small amount of income generated by the sale of pagers. The national accounts comprise approximately 60% of the Company's revenues. A typical account in this category is a multilevel marketing company. The largest national account, Amway, purchases a block of telephone numbers from the Company and then re-sells them to its independent distributors. All the incidentals of billing and collections are handled by Amway, with the Company receiving its revenues on a monthly basis. Service issues are handled by the Company. The other national accounts are handled in the same manner as the Company's corporate/retail accounts, which means that the Company bills the end user, collects from the end user and provides customer service to the end user.

     The Company's business is primarily derived from two types of voice messaging accounts, Voice-Tel national accounts, and corporate/retail accounts. The Company sold $1,609,550 and $804,759 for the years ended December 31, 1996 and 1995 respectively from messaging accounts.

     The corporate/retail accounts typically comprise of corporations or individuals who desire interactive voice messaging. An example would be a local real estate broker who desires to be able to communicate with his/her agents through this medium. The other major target market is for companies with a field sales and service force.

     During 1995, Company raised approximately $650,000 through the sale of securities, the proceeds of which were used to pay the costs of the offering, and to purchase the stock of Gulf Coast Communications, Inc. The Company presently has no credit facilities. Accounts Receivable exceeded the revenues for the reported period because due to the inclusion of short term advances to a shareholder. These advances have been recovered in the subsequent periods. The Company collects its Accounts receivable in less than 30 days. Also, a portion of the sales are made through bank drafts and/or credit cards, thus accelarating the cash flow.

     In February 1996, the Company obtained a rate adjustment from its local telephone provider to more closely match the rates enjoyed by paging companies. Due to this favorable rate adjustment, the Company will experience a substantial reduction in telecommunications costs for 1996, this amounted to approximately $140,000 during 1996.

     Presently, the Company's cash flow is adequate to meet its operating expenditures for the next 12 months and management expects that the reduced telecommunications costs will make a positive significant impact on the Company's cash position over the next twelve months.

     During 1996, the Company spent approximately $152,000 in capital expenditures. This was necessary due to the growth terms of customers, as well as to take full advantage of reduced telecommunication expenses, and expanded territories. The Company does not expect to spend at this level during fiscal 1997. Capital expenditures, specifically speech hours, are a necessity in this industr, as customers increase..

     In order to accomplish its sales goals, the Company will be required to add sales employees. Management anticipates approximately two new sales positions to be created during the next fiscal year.

     Since the Company acquired its operating entities late in 1995, pro forma results of operations giving effect to the transaction as if it had occurred at the beginning of the year ended 12/31/95 have been included in the Company's financial statements section (See "Part F/S"). These pro forma results of operations include revenues of approximately $805,000 for the period, and costs of sales of approximately $244,000. Due to start up costs of the parent Company prior to the acquisitions of the franchise territories, the Company shows a pro Forma Loss of approximately $141,000.

Item 3. Description of Property.

      The Company's corporate offices as well as its principal operating subsidiary is located at 4175 East Bay Dr., Suite 260, Clearwater, FL 34624-6965, where the Company leases approximately 1,210 square feet of office space at prevailing market rates, pursuant to a three year lease which commenced on June 6, 1994, and terminates on May 31, 1997.

     The Company operates an equipment site at 2701 Cleveland Ave., Unit 11, Fort Meyers, FL. This space is leased at prevailing market rates pursuant to a five year lease which commenced on August 15, 1995, and terminates on August 14, 2000.

     The Company operates a sales office and equipment site at 1717 Second Street, Suite E, Second Floor, Sarasota, FL 34236, where it leases approximately 800 square feet of space at prevailing market rates, pursuant to a five year lease which commenced on July 1, 1992, and terminates on June 30, 1997.

     The Company presently operates an equipment site, and intends to operate a sales office, at 12807 Hillsborough Avenue, Tampa, FL 33615, where it leases approximately 660 square feet of space at prevailing market rates, pursuant to a five year lease which commenced on July 14, 1994, and terminates on July 13, 1999.

     Operation of an equipment site means that the Company operates telecommunications equipment, such as Centigram equipment or telephone trunks and lines, at different locations. The Company does not resell telephone or computer equipment, but uses this equipment to provide its services.


Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the number of shares of the Company's common stock, beneficially owned as of the date of this registration statement, by the officers and directors and 5% shareholders of the Company:


Name and Address of             Number of Shares      Position       Percent of
Beneficial Owner                                                     Ownership
                                                                     (1)(4)

Raul E. Balsera                 1,225,000            President          32.4%
4175 E. Bay Dr., Suite 260
Clearwater,  FL 34624-6965(2)

Robert B. Feiman                1,780,000            Exec. V.P.         47.1%
4175 East Bay Dr., Suite 260
Clearwater, FL 34624-6965(3)

James B. Holliday                 187,500            V.P. Ops           5.0%
4175 East Bay Dr., Suite 260
Clearwater, FL 34624-6965(4)

All officers and directors      3,292,500                              87.2%
as a group(4).
____________________________


(1) Assumes full conversion of all 23,750 shares of outstanding 14% Convertible Preferred Stock into common stock, on the basis of one share of common stock for one share of preferred stock. Does not assume the issuance of additional shares in potential acquisitions.

(2) All 1,225,000 shares are owned jointly with Mr. Balsera's wife, Georgia Balsera

(3) All 1,780,000 shares are owned jointly with Mr. Feiman's wife, Roberta
Feiman.

(4) Does not include 125,000 shares to be issued jointly to Mr. and Mrs. Holliday as joint tenants with rights of survivorship in connection with the Gulf Coast acquisition. 125,000 shares are issuable on December 1, 1997. The acquisition agreement provides for a total issuance of 250,000 shares or 5% of the issued and outstanding shares, whichever is greater.





Directors and Officers

The following table sets forth certain information with respect to the current director and officers of Item 5. Directors, Executive officers, Promoters, and Control Persons.

Communications/USA, Inc.:

Name                         Age              Position Held

Raul E. Balsera              47               President and Director
Robert B. Feiman             50               Vice President and Director
David B. Runyan              45               Director


     The following is a brief account of the business experience and the educational background of the officers and director of the Company:

          Raul E. Balsera, 47, has been the President of the Company since
August 12, 1996, Chief Financial Officer of the Company since April, 1995, and has served as President of the Company's subsidiary, CommTel/USA, Inc. since
September 1995. Mr. Balsera will not only oversee all financial matters for the operating subsidiaries, but will be a key member of the acquisition team.
Mr. Balsera has been a Certified Public Accountant since 1973, starting his career with the big six accounting firm of Arthur Andersen & Co. From 1980 until 1984 he was the Manager of General Accounting and Contract
Administration at Sensormatic Electronics Corporation, a Florida based public company. For two years he served as Chief Financial Officer of Bio-Analytic
Laboratories, another publicly held Florida company. Mr. Balsera spent three additional years at Sensormatic as Director of Marketing Administration, where he was responsible for the administrative and financial functions of the Sales and Marketing departments. Since 1991 he has been practicing public accounting, concentrating on corporate taxation and Securities & Exchange
Commission financial regulatory consulting. Mr. Balsera is a member of the National Association of Tax Professionals, the Florida Institute of Certified
Public Accountants and the American Institute of Certified Public Accountants.
Mr. Balsera obtained his Bachelor of Business Administration degree in Accounting and Management from Florida Atlantic University.

     Robert B. Feiman, 50, has served as Executive Vice President of the
Company's subsidiary, CommTel/USA, Inc. since September 1995. Mr. Feiman's experience in the interactive voice messaging market includes opening the Tallahassee market. In Tallahassee, he designed, developed, introduced, and implemented niche market programs directed towards the unique market of Florida's capital city. His duties include the opening of the Company's new territories that have never had Voice-Tel service available, as well as assisting in the assimilation of acquired operating territories. In addition, he is in charge of managing sales for the national account segment of the Company's business. From 1985 until 1994 he was the President and Chief
Operating Officer of Potomac Crane Corporation, a construction equipment sales and leasing service company. Mr. Feiman served in the United States Air Force as a Fighter Intercept Director and thereafter obtained his Bachelor of Science degree in Finance from Florida State University.

     David H. Runyan has been a partner in the Law Firm of Gibbs and Runyan
P.A. for the past five years. Mr. Runyan specializes in contract as well as criminal law. Prior to going into private practice Mr. Runyan was Assisstant
United States Attorney for the Middle District of Florida, and Asst. State
Attorney for Pinellas County, Florida. He received his J.D. from Stetson
University Law School in 1977.

Item. 6. Executive Compensation.

     Compensation paid or accrued by the Company for services rendered during the last fiscal year by the Company's President Raul E. Balsera equaled
$50,000.  No other executive officer's total annual salary and bonus exceeded
$100,000.

     Employment Agreement

The Company has employment agreements with Mr. Balsera and Mr. Feiman, which call for annual compensation of $60,000, and performance based bonuses which shall be made at the discretion of the Board of Directors. The agreements expire on in August, 2001.

The Company has entered into Employment Agreements with James B. Holliday
(Chief Operating Officer of ComTel/USA, Inc.) and Ruth A. Holliday (Vice
President-Operations of ComTel/USA, Inc.). Each of these contracts is for a term of two years, commencing on November 28, 1995, and provide for (i) a minimum base salary of $60,000, with annual upward adjustments to their base salaries commensurate with their cost of living increases; (ii) health insurance; (iii) use of a company car; and (iv) performance based bonuses which shall be made at the discretion of the Board of Directors of the Company.


     Compensation of Director

     The directors of the Company serve without compensation for their services as directors. The directors reimbursed by the Company for all out-of-pocket expenses reasonably incurred by them in the discharge of their duties as directors, including out-of-pocket expenses incurred.

Item 7. Certain Relationships and Related Transactions.

     Transactions with Officers and Beneficial Owners

     James Holliday and Ruth Holliday, have received payments in the amounts of $325,000 and $75,000 and have received a promissory note in the amount of $150,000, bearing interest at 7% per annum from the Company in connection with the Company's acquisition of Gulf Coast. The $325,000 was paid on November
28, 1995, the $75,000 was paid on February 27, 1996. The $150,000 note is due on February 27, 1998 with a holder's option for a balloon payment of the entire amount on February 27, 2001. Additionally, the former Gulf Coast stockholders have the right to receive an aggregate of approximately 125,000 shares of Comm/USA Common Stock upon completion of their first year of employment with the Company, and approximately 125,000 shares of Common Stock upon completion of their second year of employment with the Company. Mr. and Mrs. Holliday also received 62,500 shares of Comm/USA Common Stock pursuant to the Asset Purchase Agreement dated October 23, 1995, between Comm/Tel and
Voice-Tel SWF.

     Robert B. Feiman and his wife, Roberta Feiman, received 250,000 shares of Comm/USA Common Stock and the sum of $30,000 in connection with the Asset
Purchase Agreement dated October 23, 1995, as amended, between Comm/Tel and
Voice-Tel SWF.

     Item 8. Description of Securities.

     The following descriptions of the Common Stock and the Preferred Stock are based on the Company's Articles of Incorporation and all amendments thereto, the Bylaws and applicable Florida law.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 6,000,000 shares of common stock with a par value of $.01 per share ("Common Stock"). As of the date of this registration statement, there were 3,990,809 shares of Common Stock issued and outstanding. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote.

Holders of outstanding shares of Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to holders of Common Stock. Holders of outstanding shares of Common
Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing shareholders may be diluted.

Non-Cumulative Voting

The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares can elect all of the directors of the Company.

Dividends


The payment by the Company of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid any dividends since its inception and does not intend to pay any dividends in the immediate future, but intends to retain all earnings, if any, for use in its business operations.

14% Convertible Preferred Stock

     The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of 14% Convertible Preferred Stock, par value $3.75 per share. As of the date of this registration statement, there were 23,750 shares of 14% Convertible Preferred Stock issued and outstanding.

Dividends

       The holders of shares of 14% Convertible Preferred Stock shall be entitled to receive, out of any assets at the time legally available therefor and when and as declared by the Board of Directors, dividends at the rate of fourteen percent (14%) per share per annum, and no more, payable in cash quarterly commencing on the first fiscal quarter after the 14% Convertible
Preferred Stock preferred shareholders shares are issued, and thereafter on the last day of March, June, September, and December of each year that any 14%
Convertible Preferred Stock shall be outstanding. Such dividends are prior and in preference to any declaration or payment of any distribution on the Common Stock of this Company.

Redemption

       At any time after December 31, 1996, the Company may, at the option of the Board of Directors, redeem all or part of the outstanding shares of the 14% Convertible Preferred Stock at the redemption price. The 14% Convertible
Preferred Stock may be redeemed at a cash price equal to four dollars and fifty cents ($4.50) per share, together with all declared and unpaid dividends to and including the redemption date (the Redemption Price); provided, however, that payment of the Redemption Price shall be made from any funds of the Company legally available therefor.

Preferences on Liquidation

       In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of the Class A Preferred
Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment shall be made in respect of the Company's Common Stock, an amount equal to Three Dollars Seventy Five Cents
($3.75) per share, plus all declared and unpaid dividends thereon to the date fixed for distribution. After setting apart or paying in full the preferential amounts due the holders of the 14% Convertible Preferred Stock the remaining assets of the Company available for distribution to stockholders, if any, shall be distributed exclusively to the holders of Common Stock, each such issued and outstanding share of Common Stock entitling the holder thereof to receive an equal proportion of said remaining assets.
If upon liquidation, dissolution, or winding up of the Company, the assets of the Company available for distribution to its shareholders shall be insufficient to pay the holders of the 14% Convertible Preferred Stock the full amounts to which they respectively are entitled, then they shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full. The merger or consolidation of the Company into or with another corporation in which this Company shall not survive and the shareholders of this Company shall own less than 50% of the voting securities of the surviving corporation or the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company shall be deemed to be a liquidation, dissolution or winding up of the corporation.


Voting Rights

     The shares of 14% Convertible Preferred Stock shall have no voting rights with regard to the election of directors or as to other matters except those affecting the class. The Company may not take any of the following actions without first obtaining the approval by vote or written consent, in the manner provided by law, of the holders of at least a majority of the total number of shares of 14% Convertible Preferred Stock outstanding, voting separately as a class, to (i) alter or change any of the powers, preferences, privileges, or rights of the 14% Convertible Preferred Stock; (ii) amend the provisions of the Company's Articles of Incorporation granting the rights herein; or (ii) create any new class or series of shares having preferences prior to or being on a parity with the 14% Convertible Preferred Stock as to dividends or assets.

Conversion Rights

       Each share of 14% Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time and on or prior to the fifth
(5th) day prior to a Redemption Date into fully paid and nonassessable shares of Common Stock of the Company. Each share of 14% Convertible Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock of the Company one hundred eighty days after the first date on which the Company's Common Stock becomes publicly traded. For purposes of this section, publicly traded shall mean the initiation of quotations or the publication or submission by a securities broker or dealer of a quotation in any quotation medium or interdealer quotation system.

       The Conversion Ratio per share at which shares of Common Stock shall be initially issuable upon conversion of any shares of 14% Convertible Preferred
Stock shall be one for one, subject to adjustment in the event that the Company shall at any time subdivide the outstanding shares of Common Stock, or shall issue a stock dividend on its outstanding Common Stock, then the Conversion Ratio in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately increased, and in case the Company shall at any time combine the outstanding shares of Common Stock, the Conversion Ratio in effect immediately prior to such combination shall be proportionately decreased.



PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
OTHER SHAREHOLDER'S MATTERS.

     The Company's Common Stock is not presently traded on any market or markets. The Company's Common Stock is subject to the following:

     a.     5,000,000 shares of 14% Convertible Preferred Stock, par value
$3.75 per share are presently authorized for issuance pursuant to the Company's Articles of Incorporation. As of the date of this registration statement, 23,750 shares of 14% Convertible Preferred Stock are issued and outstanding.

       The conversion ratio per share at which shares of Common Stock shall be initially issuable upon conversion of any shares of 14% Convertible Preferred
Stock shall be one for one, subject to adjustment in the event that the Company shall at any time subdivide the outstanding shares of Common Stock, or shall issue a stock dividend on its outstanding Common Stock, then the conversion ratio in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately increased, and in case the Company shall at any time combine the outstanding shares of Common Stock, the conversion ratio in effect immediately prior to such combination shall be proportionately decreased. See "Description of Securities - 14% Convertible
Preferred Stock."


     As of the date of this registration statement, approximately 3,990,809 shares of Common Stock will be outstanding, of which 3,905,009 shares are "restricted" securities, as such term is defined under the Securities Act of 1933, as amended ("Securities Act"). The Company has not agreed to register under the Securities Act any shares of any class of its stock for any of its security holders.

     In general, Rule 144 (as presently in effect), promulgated under the Securities Act, permits a shareholder of the Company who has beneficially owned restricted shares of Common Stock for at least two years to sell without registration, within any three-month period, such number of shares not exceeding the greater of 1% of the then outstanding shares of Common Stock or, if the Common Stock is quoted on Nasdaq, the average weekly trading volume over a defined period of time, assuming compliance by the Company with certain reporting requirements of the Securities Exchange Act of 1934, as amended.
Furthermore, if the restricted shares of Common Stock are held for at least three years by a person not affiliated with the Company (in general, a person who is not an executive officer, director or principal shareholder of the Company during the three-month period prior to resale), such restricted shares can be sold without any volume limitation.

     As of the date hereof, 600,000 shares of the Company's Common Stock currently outstanding will have been deemed held by non-affiliates of the Company for at least three years, and consequently are available for resale under Rule 144. Additionally, the Company sold 85,800 shares of Common Stock in a private offering pursuant to Rule 504 of Regulation D promulgated under the Securities Act, and such shares are "not restricted" securities, and consequently are available for resale. See "Recent Sales of Unregistered
Securities." As of the date of this registration statement, no shares of the Company's Common Stock is being or is proposed to be publicly offered.

     The Company has not paid any dividends since its inception. The Company does not intend to pay any dividends in the immediate future, but intends to retain all earnings, if any, for use in its business operations.

ITEM 2. LEGAL PROCEEDINGS.

     Presently, the Company is not a party to, and does not anticipate being named as a party to, any pending legal proceeding, nor is any of its property the subject of a pending legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company has not, during its two most recent fiscal years, changed or has had any disagreement with is principal independent accountant. The independent accountant did not rely on any other accountant's work or report.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     In August, 1995, the Comm/USA issued a Private Placement Memorandum to raise capital by offering up to 1,500,000 shares of its 14% Convertible
Preferred Stock.  Comm/USA sold 23,750 shares of 14% Convertible Preferred
Stock to private individuals and trusts raising $89,062. The Company relied upon Rule 505 of Regulation D promulgated under the Securities Act, in addition to other applicable exemptions, for this transaction.

     In September, 1995, the Comm/USA issued a Private Placement Memorandum to raise capital by offering up to 130,000 shares of its Common Stock. Comm/USA sold 85,800 shares of its Common Stock to individuals raising $643,500.
Comm/USA relied upon Rule 504 of Regulation D promulgated under the Securities
Act, in addition to  other applicable exemptions, for this transaction.


     In June, 1995, Comm/USA entered into agreements with two Florida partnerships whereby the Company issued a total of 218,364 shares of Common
Stock to the said partnerships in exchange for all of the assets of said partnerships. The principal business of the partnerships consisted of acquiring licenses from the Federal Communications Commission to provide interactive video and data services to the public. The total consideration in this transaction aggregated $349,382. The Comm/USA relied upon Section 4(2) promulgated under the Securities Act after considering the following factors:
(i) the number of offerees in the transaction was limited to two persons; (ii) the size of the offering was small aggregating only $349,382; (iii) no investment banker or other public distribution facilities were used to make offers; (iv) restrictive legends were placed on the securities indicating that such securities fall within the purview of Rule 144 under the Securities Act;
and (v) a former relationship existed between Comm/USA and the partnerships.

     In October, 1995, Comm/USA issued 312,500 shares of its Common Stock and paid cash in connection with an asset purchase/assumption of liability agreement between COMM/TEL and Voice-Tel of SWF. The Comm/USA relied upon
Section 4(2) promulgated under the Securities Act for this transaction after considering the following factors: (i) the number of offerees in the transaction was limited to one person; and (ii) the size of the offering was small, aggregating $3,125, (iii) no investment banker or other public distribution facilities were used to make offers; and (iv) restrictive legends were placed on the securities indicating that such securities fall within the purview of Rule 144 under the Securities Act.

     In May, 1995, Comm/USA entered into an agreement with James B. and Ruth
A. Holiday, who are all of the shareholders of Gulf Coast whereby the Comm/USA would acquire all of the shares of Gulf Coast in exchange for James B. and Ruth A. Hollidays' collective right to receive 250,000 shares of its Common
Stock over a period of two years upon the completion of certain events. The transaction closed in November, 1995. Comm/USA relied upon Section 4(2) promulgated under the Securities Act for this transaction after considering the following factors: (i) the number of offerees in the transaction was limited to two persons; and (ii) the size of the offering was small, aggregating $2,500; (iii) no investment banker or other public distribution facilities were used to make offers; and (iv) restrictive legends were placed on the securities indicating that such securities fall within the purview of Rule 144 under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's bylaws contain the broadest form of indemnification for its officers and directors and former officers and directors permitted under Florida law, including provisions to indemnify the Company's directors, officers, employees, and other agents against judgments, fines, amounts paid in settlement, and other expenses in connection with threatened, pending or completed suits, or proceedings against such persons by reason of serving or having served as directors, officers, employees or agents of the Company, except in relation to matters with respect to which they are determined to have not acted in good faith, or in a manner which they did not believe was in the best interest of the Company.

     In addition, Florida law presently limits the personal liability of a corporate director for monetary damages, except where the director (i) breaches his or her fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

     Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors and officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.



PART F/S

SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Communications/USA, Inc.
 .............................................................................
(Registrant)

Date.........................................................................

By/s/Raul E. Balsera........................................................
(Signature)
Raul E. Balsera
President









                            COMMUNICATIONS/USA, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                              December 31, 1995






                           COMMUNICATIONS/USA, Inc.
                        (A Development Stage Company)

                             TABLE OF CONTENTS

              For the Period May 10, 1995 (Date of Inception)
                            to December 31, 1995




INDEPENDENT AUDITOR'S REPORT                                           Front

FINANCIAL STATEMENTS

     Consolidated Balance Sheet                                          1

     Consolidated Statement of Operations                                2

     Consolidated Statement of Shareholders' Equity                      3

     Consolidated Statement of Cash Flows                                4

     Notes to Financial Statements                                       5




                       INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Communications/USA, Inc.
Boynton Beach, Florida


I have audited the accompanying consolidated balance sheet of Communications/USA, Inc. and Subsidiaries (a development stage company) as of December 31, 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for the period May 10, 1995 (date of inception) to December 31, 1995 then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Communications/USA, Inc. and Subsidiaries as of December 31, 1995 and the results of its operations and cash flows for the period May 10, 1995 (date of inception) to December 31, 1995 then ended in conformity with generally accepted accounting principles.




/s/Richard C. Gates
Richard C. Gates, CPA

April 23, 1996
West Palm Beach, Florida







This page intentionally left blank.










COMMUNICATIONS/USA, INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET
December 31, 1995

ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                      $   94,120
  Accounts receivable                                                94,942
  Other current assets                                                1,400
	Total current assets                                               190,462

PROPERTY AND EQUIPMENT - Net                                        225,667
INTANGIBLE ASSETS - Net                                             875,641

											$1,291,770

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Current portion of long-term debt - banks                     $   24,804
  Obligations under capital leases - current                        33,020
  Current portion of long-term debt - shareholders                 136,025
  Accounts payable                                                  26,164
  Accrued expenses                                                  28,528
	  Total current liabilities                                       248,541

LONG-TERM LIABILITIES
  Long-term debt, less current portion                             325,544
  Obligations under capital leases, less current portion            79,962
  Loans payable - shareholders, less current portion               150,615
	  Total long-term debt                                            556,121
	  Total liabilities                                               804,662

COMMITMENTS

STOCKHOLDERS' EQUITY
  Preferred stock - 14% cumulative, convertible
    preferred stock, $3.75 par value, 5,000,000 authorized,
    23,750 issued and outstanding                                  89,062
  Common stock - $.01 par value, 50,000,000 authorized,
    4,601,131 issued and outstanding                               46,011
  Additional paid-in capital                                      504,702
  Retained deficit accumulated during the development stage      (152,667)
                                                        								  487,108
							                                                        $1,291,770





	See accompanying notes and accountant's report.



COMMUNICATIONS/USA, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS
For the Period May 10, 1995 (date of inception) to December 31, 1995


OPERATING REVENUES                                            $   65,137

OPERATING EXPENSES                                                32,528

GROSS PROFIT                                                      32,609

GENERAL and ADMINISTRATIVE EXPENSES                              118,884

OTHER OPERATING EXPENSES
  Depreciation                                                     2,752
  Amortization                                                    10,049

OPERATING LOSS                                                   (99,076)

OTHER INCOME (EXPENSE)
  Interest income                                                    291
  Interest expense                                               (37,723)
  Loss on disposal of asset                                      (11,074)
								 (48,506)

NET LOSS  -  accumulated during the development stage           (147,582)

Preferred stock dividends                                         (5,085)

Net loss applicable to common stock                            ($152,667)

Number of shares used per common share computation             3,898,837

Earnings (Loss) per common share:                                ($0.04)




	    See accompanying notes and accountant's report.

COMMUNICATIONS/USA, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
For the Period May 10, 1995 (date of inception) to December 31, 1995



									                                                              Additonal                              Nature of non-cash
									                                                              Paid-In   Cash       Retained          consideration and
				                             Preferred Stock      Common Stock     Capital   Received   Deficit   Total   basis for assigning
                            				 Shares  Amount   Shares      Amount                                          the amounts

05/31/95 Issuance of common stk       0  $     0  $3,519,000  $35,190  $(35,190)  $     0   $    0    $      0
06/30/95 Preferred stock
	        issued from a 506 PPM    8,750   32,812           0        0         0    32,812        0      32,812
07/05/95 Orion I Partnership
	        aquisition                   0        0     191,777    1,918   304,925         0        0     306,843 Increased additional
                                                                                                               paid-in capital
														                                                                                                 based on stk value
07/21/95 Preferred stock                                                                                       of $1.60 per share
	        issued from a 506 PPM    3,750   14,063           0        0         0    14,063        0     14,063
07/28/95 Orion II Partnership
	        acquisition                  0        0      26,587      266    42,273        0         0     42,539  Increased additional
														                                                                                                 paid-in capital
 													                                                                                                 based on stk value
08/31/95 Preferred stock                                                                                       of $1.60 per share
	        issued from a 506 PPM    5,000   18,750           0        0         0   18,750         0     18,750
10/02/95 Preferred stock
	        issued from a 506 PPM    2,500    9,375           0        0         0    9,375         0      9,375
10/11/95 Preferred stock
	        issued from a 506 PPM    1,250    4,687           0        0         0    4,687         0      4,687
10/15/95 Preferred stock
	        issued from a 506 PPM    2,500    9,375           0        0         0    9,375         0      9,375
10/31/95 Common stock issued
	        common stocks as
	        advance on purchase
	        of SW Florida                0        0     500,000    5,000         0        0         0      5,000 Common stock valued
11/15/95 Common stock issued                                                                                   at $.01 per share
	        from a 504  PPM              0        0      31,567      315   222,714  223,030         0     23,029 Common stock valued
11/28/95 Common stock issued                                                                                   at $7.05
	        from a 504 PPM               0        0       3,700       37    25,530   25,567         0     25,567 Common Stock valued
11/29/95 Acquired Gulf Coast                                                                                  at $7.05
	        Communications, Inc.         0        0     250,000    2,500         0         0         0     2,500
11/29/95 Acquired Voice-Tel of
	        Southwest Florida, Inc.      0        0      62,500      625         0         0         0       625
12/07/95 Common stock issued
	        from a 504 PPM               0        0       1,500       15    10,218    10,233         0    10,233
12/14/95 Common stock issued
	        from a 504 PPM               0        0       3,100       31    21,620    21,651         0    21,651
12/29/95 Common stock issued
	        from a 504 PPM               0        0      11,400      114    82,052    82,166         0    82,166
12/31/95 Capitalized costs of
	        stock and private
	        placement issues             0        0           0        0  (169,440)        0         0  (169,440)
12/31/95 Net loss for period-
	        accumulated during the
	        development stage            0        0           0        0         0         0  (147,582) (147,582)
12/31/95 Preferred stock
	        dividend 14%                 0        0           0        0         0         0    (5,085)   (5,085)

				                             23,750  $89,062  $4,601,131  $46,011  $504,702  $560,909 ($152,667) $487,108



															See accompanying notes and accountant's report.


See accompanying notes and accountant's report.

COMMUNICATIONS/USA, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period May 10, 1995 (date of inception) to December 31, 1995

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                       ($147,582)
  Adjustments to reconcile net loss to net cash
   (used for) provided by operating activities:
  Depreciation                                                       2,752
  Amortization                                                      10,049
  Accrued interest expense                                           5,000
  Change in noncash current assets and liabilities, net of
  effects of businesses acquired and noncash transactions:
     Accounts receivable                                           (66,325)
     Other current assets                                           (1,400)
     Accounts payable and accrued expenses                          33,355
	Net cash used for operating activities                           (164,151)

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of equipment                                         (3,883)
  Payment for businesses acquired, net of cash
   acquired and including other cash payments associated
   with the acquisitions                                          (35,602)
	Net cash used for investing activities                           (39,485)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from bank loan                                         200,000
  Repay bank debt                                                  (1,401)
  Repay debt to shareholder                                      (345,000)
  Repay lease obligations                                          (2,467)
  Proceeds from issuance of preferred and common stock             89,062
  Cash received from private placement memoranda                  362,647
  Preferred stock dividends paid                                   (5,085)
	 Net cash provided by financing activities                       297,756

Net change in cash                                                 94,120

Cash at beginning of year                                               0

Cash at end of year                                               $94,120

SUPPLEMENTAL DISCLOSURES:
Cash flow information
  Cash paid during the year for interest:                         $32,432
Non-cash financing transactions
  Capital lease obligations & debt incurred
  for use of equipment                                            224,536
  Fair value of assets acquired                                 1,138,843
  Treasury stock issued                                           357,507
  Liabilities assumed                                             915,174



	See accompanying notes and accountant's report.

COMMUNICATIONS/USA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1995


A   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Purpose - Communications/USA, Inc. (the "Company") was organized under the laws of the State of Florida in 1992. It was dormant until May of 1995 when it began to market its stock and negotiate to purchase interactive voice messaging franchises and related companies.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, Com/Tel, Inc. and its subsidiary, Gulf Coast Communications, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents - Represents actual balances in banks or invested in liquid short term investments with maturities of three months or less when purchased. All of the balances are owned by the company and are not encumbered in any manner.

Concentration of Credit Risk - The Company extends credit to customers on an unsecured basis in the normal course of business. One company, Amway, Inc., Ada, Michigan, represents a little over 50% of the income of the operating subsidiaries of the Company. The Company has policies governing the extension of credit and collection of amounts due from customers.

Impairment of Long Lived Assets  -   In March 1995, the FASB issued Statement
of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (FAS 121)." FAS 121 addresses the accounting for the impairment of long-lived assets, certain intangibles and goodwill when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FAS 121 is required to be adopted in 1996. The impact of FAS 121 has not been fully determined but is not expected to have a material impact on the Company's results of operations and financial position.

On an ongoing basis, management evaluates the recoverability of the net carrying value of property, equipment and intangible assets by reference to the Company's anticipated net future cash flows generated by those assets and comparison of carrying value to management's estimates of fair value, generally determined by using certain accepted industry measures of value.

Property and Equipment and Intangible Assets - Property and equipment are recorded at cost. Historical net carrying value is used in the case of assets contributed or at appraised value in the case of assets obtained through purchase of assets. The equipment is depreciated over its estimated useful life. Repairs and maintenance are expensed.

Intangible assets are fees paid by one of the Company's subsidiaries to operate a franchise of Voice-Tel in the Tampa/St. Petersburg/Clearwater area and also Southwest Florida, goodwill, customer lists and various other intangibles acquired in connection with the acquisition of various voice messaging concerns. They are being amortized over their estimated useful lives ranging from 15 to 20 years.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements. No differences exist between book and tax transactions. The Company accounts for income taxes in accordance with FASB 109.

Earnings per Common Share - Earnings (loss) per common share was computed by dividing net income applicable to common stock by the weighted average number of shares of common shares outstanding during the period. There are no common stock equivalents or other dilutive securities outstanding.


B   -   DEVELOPMENT STAGE OPERATIONS

The Company is considered in its development stage as it has had no significant income from operations as of the statement date. To date, the efforts of management have been devoted to raising capital, and negotiating the purchase of various operating companies.


C   -   ACQUISITIONS

On June 5, 1995, the Company acquired all of the assets of two Florida Partnerships. These partnerships were in the business of acquiring licenses from the Federal Communications Commission (FCC) to purchase air time to provide interactive video and data services to the public.
The company exchanged 218,364 shares of its $.01 par value common stock for all of the assets the partnerships. The total consideration aggregated $341,843.

During 1995, the Company entered into an agreement to exchange, for an aggregate price of $552,500 ($550,000 in cash or notes and 250,000 common shares), all of the outstanding stock of Gulf Coast Communications, Inc., a Florida Corporation ("GCC"). GCC was formed in 1989 to operate a Voice Tel franchise in the Tampa/St. Petersburg/Clearwater area. The transaction has been accounted for as a purchase. The transaction closed November 29, 1995 and only one month's operations were included in these financial statements. For the first eleven months of 1995, GCC, a S corporation, had revenues of $739,622 and net income before taxes of $70,573.

On December 23, 1995, the Company executed an asset purchase agreement between Feiman and Holliday, Inc. (d/b/a Voice Tel of Southwest Florida). The assets acquired include the franchise rights to Southwest Florida, related telecommunications equipment, office equipment, and a real estate lease. In exchange for assets valued at $234,014, the Company assumed approximately $232,000 in debt and issued 562,500 shares of stock valued at $.01 per share. At the time of purchase Voice Tel of Southwest Florida had not begun operations.

D   -   PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment consisted of the following:

Computers furniture and equipment          $       92,996
Voice messaging equipment - leased                135,423
                                                  228,419
less accumulated depreciation                       2,752
                                           $      225,667

Depreciation expense for the period ended December 31, 1995 was $2,752.

Intangible assets consisted of the following

                                Amortization
                                Life
Franchise costs                  20 years       $   291,736
Customer lists                   20 years           352,626
Goodwill                         2- years           241,328

                                                    885,690
Less accumulated amortization                        10,049
                                                $   875,641


Amortization expense for the period ended December 31, 1995 was $13,945.


E  -   LONG-TERM DEBT

  The Company's long-term debt consisted of the following:

     1.  Commerce Atlantic, Inc.            $   205,000
     2.  Sun Trust of Florida, Inc.              69,448
     3.  V-T Franchise, Inc.                     75,900
                                                350,348
Less current portion of long-term debt           24,804
                                            $   325,544

   1. Commerce Atlantic, Inc. - The loan is a bridge loan which is secured by the Company's receivables and inventories. The loan carries an interest rate of 6% per annum. The loan matures on the earlier of completion of a public offering, completion of a private placement in excess of $500,000, or July 31, 1999.

    2. Sun Trust of Florida - The loan was assumed with the purchase of assets of Voice Tel of Southwest Florida, Inc. secured by voice messaging equipment. It is an installment loan with payments of $1,583 per month including principal and interest at 10% for 60 months beginning December, 1995.

     3. V-T Franchise, Inc. - The loan is secured by the Voice Tel Franchise. It is an installment loan with payments of $1,988 per month including principal and interest at 10% for 48 months beginning December, 1995.

Interest expense for the period ending December 31, 1995 was $22,900. There are no debt discount nor debt issue costs.

Annual principal payments of long-term debt subsequent to December 31, 1995 are: 1996 $24,804; 1997 $31,027; 1998 $34,579; 1999 $243,542; 2000
$16,396.

F  -   RELATED PARTIES TRANSACTIONS

The Company owes $286,640 to various shareholders for purchase of stock of a subsidiary and assets of a voice messaging company. The notes bear interest ranging from 7% to 10%. Annual principal payments subsequent to December 31, 1995 are: 1996 $136,025; 1997 $38,032; and 1998 $112,583.

G  -    LEASE COMMITMENTS

The Company leased office space and certain telephone equipment under various noncancelable operating and capital leases. The original term of the capital leases are for a period of no less than 60 months and no more than 66 months. Interest rates vary between 18% and 21%. The book value of lease equipment is $133,166 at December 31, 1995.

The following is a schedule by years of future minimum lease payments under the operating and capital leases together with the present value of the net minimum capital lease payments as of December 31, 1995.


                                       Operating      Capital
                                       Leases         Leases
     1996 . . . . . . . . . . . . .    $   29,585     $    53,264
     1997 . . . . . . . . . . . . .        19,403          53,564
     1998 . . . . . . . . . . . . .        10,695          43,047
     1999 . . . . . . . . . . . . .         8,291           2,252
     2000 . . . . . . . . . . . . .         4,400               -
     Thereafter . . . . . . . . . .             -               -
                                       $   72,374         152,127

Less amount representing
interest and executory costs                               39,145
Present value of net minimum
lease payments                                            112,982
Less current portion                                       33,020
                                                      $    79,962


Interest expense for the obligations under capital lease in 1995 was $1,983.

Franchise Commitments  -   In addition to the initial franchise cost of
$75,000, the Company is obligated to pay monthly a royalty equal to 8% of gross revenues. The Company also pays to a marketing fund of the Franchiser 2% of its gross revenues which the Franchiser manages and spends to advertise and promote the Voice-Tel system.


H  -  LOSS ON DISPOSAL OF ASSET

The Company bought certain assets, which did not comprise a business unit, from Orion Partnership (See Note C). Of the assets purchased, $31,000 was allocated to fixed assets. Subsequently, it was determined these assets were not useful to the Company's operations and they were sold for $20,000 resulting in a loss of $11,000. The consideration was a note receivable. Subsequent to December 31, 1995, the note was paid in full.


I   -   EMPLOYEE STOCK OPTION PLAN

The 1995 Employee Stock Option Plan (the "1995 ESOP") was adopted by the Board of Directors of the Company on May 4, 1995 and was approved by the shareholders on May 10, 1995. The 1995 ESOP provides for the granting of options to purchase an aggregate of 250,000 shares of Communications/USA common stock to officers and other employees of the Company. The 1995 ESOP is to be administered by either the Company's Board of Directors or a committee of disinterested directors appointed by the Board of Directors. As of December 31, 1995, no stock options had been granted by the Company.


I   -    INCOME TAXES

At December 31, 1995, the Company recorded deferred tax assets resulting from net operating losses of $115,449 less a valuation allowance of $115,449. The losses can be carried forward 15 years to the year 2010.

                      GULF COAST COMMUNICATIONS, INC.

                           FINANCIAL STATEMENTS

                      Year Ended December 31, 1994

                      GULF COAST COMMUNICATIONS, INC.

                           TABLE OF CONTENTS

                   Years Ended December 31, 1994 and 1993





                                                                  Pages

INDEPENDENT AUDITOR'S REPORT                                      Front

FINANCIAL STATEMENTS

     Balance Sheets                                                 1

     Statements of Operations and Retained Deficit                  2

     Statements of Cash Flows                                       3

     Notes to Financial Statements                                  4

                            RICHARD C. GATES
                      Certified Public Accountant


                      Independent Auditor's Report


The Board of Directors
Gulf Coast Communications Inc.
Boynton Beach, Florida


I have audited the accompanying balances sheets of Gulf Coast Communications Inc. as of December 31, 1994 and 1993, and the related statements of operations, retained deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gulf Coast Communications Inc. as of December 31, 1994 and 1993, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/Richard C. Gates
Richard C. Gates, CPA

January 4, 1996
West Palm Beach, Florida

GULF COAST COMMUNICATIONS, INC.
BALANCE SHEETS
December 31, 1994 and 1993


							  1994            1993
ASSETS

Current assets
  Cash                                                    $  4,861        $     635
  Accounts receivable                                       18,072           13,558
  Other current assets                                       3,388              678
       Total current assets                                 26,321           14,871

Property and equipment, net                                206,250          221,221
										.
Intangible assets, net                                      78,613           84,155
							                                                   $311,184         $320,247

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
  Current portion of long-term debt                        $ 28,676         $ 32,339
  Current portion of capital leases                          22,850           17,613
  Accounts payable                                            6,003              977
  Accrued expenses                                            2,360            2,266
       Total current liabilities                             59,889           53,195

Long-term liabilities
  Loans payable, less current portion                        74,387          103,063
  Obligations under capital leases, less current portion    133,140          136,406
  Loans payable - shareholders                              145,664          164,044
	Total long-term debt                                       353,191          403,513

	Total liabilities                                          413,080          456,708

Commitments and contingencies
  Shareholders' deficit
  Common stock                                                1,000           1,000
  Additional paid-in capital                                 30,635          30,635
  Retained deficit                                         (133,531)       (168,096)

							                                                    (101,896)       (136,461)

                                                 							   $311,184        $320,247






	See accompanying notes and accountant's report.

GULF COAST COMMUNICATIONS, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 1994 and 1993


                                                                                                          1994            1993
Operating income
  Sales income                                           $581,214          $407,187
  Less cost of sales                                      185,187           152,634

     Gross Profit                                         396,027           254,553

Operating expenses
  Selling expenses                                         73,255            49,997
  General and administrative                              173,720           132,145
							                                                   246,975           182,142
Income from operations                                    149,052            72,411

Other income (expense)
  Interest expense                                      ( 49,532)          ( 44,730)
  Depreciation and amortization                         ( 56,941)          ( 34,419)

							                                                 (106,473)          ( 79,149)

Net income (loss)                                       $ 42,579          ($  6,738)







See accompanying notes and accountant's report.

GULF COAST COMMUNICATIONS, INC.
STATEMENTS OF SHAREHOLDERS' DEFICIT
Years Ended December 31, 1994 and 1993



Shareholders' deficit at January 1, 1993                           ($118,174)

Activity for 1993
  Net loss for year                                                   (6,738)
  S Corporation distributions to shareholders                        (11,549)

       Shareholders' deficit at December 31, 1993                   (136,461)

Activity for 1994
  Net income                                                          42,579
  S Corporation distributions to shareholders                         (8,014)

	Shareholders' deficit at December 31, 1993                        ($101,896)






	See accompanying notes and accountant's report.

GULF COAST COMMUNICATIONS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 1994 and 1993

							       1994            1993
Cash flows from operating activities
  Net income (loss)                                            $ 42,579        ($  6,738)
  Adjustments to reconcile net loss to net cash used
  by operating activities:
    Depreciation and amortization                                56,941           43,591
    Loss on disposal of intangible assets                             0           54,500
    Change in assets and liabilities
      Accounts receivable                                        (4,514)           3,827
      Other current assets                                       (2,710)            (169)
      Accounts payable                                            5,026            1,878
      Accrued expenses                                               94           (1,146)
	   Net cash provided by operating activities                    97,416           95,743

Cash flows from investing activities
  Acquisition of equipment                                      (16,844)         (63,019)

Cash flows from financing activities
  Debt reduction - banks                                        (32,339)         (23,660)
  Reduction in capital lease obligations                        (17,613)               0
  Proceeds from advance by related parties                       10,000            5,538
  Debt reduction - related parties                              (28,380)         (14,460)
  Distributions to shareholders                                  (8,014)         (11,549)
	    Net cash used by financing activities                      (76,346)         (44,131)

Net increase (decrease) in cash                                   4,226          (11,407)

Cash at beginning of year                                           635           12,042

Cash at end of year                                            $  4,861        $     635


SUPPLEMENTAL DISCLOSURES:
Cash flow information
  Cash paid during the year for interest:                      $ 49,532         $ 48,944
Non-cash financing activities
  Non-cash addition to debt                                    $ 19,584         $ 91,254






	See accompanying notes and accountant's report.

GULF COAST COMMUNICATIONS
NOTES TO FINANCIAL STATEMENTS


DECEMBER 31, 1994

A   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Purposes - Gulf Coast Communications, Inc. (the "Company") was organized under the laws of the State of Florida in 1989 to operate a Voice Tel Franchise. The operations of the company include interactive messaging, and remote paging capabilities, as well as selling personal pagers.

Accounts Receivable - The Company extends credit to its customers, generally located in Western Florida, and performs ongoing credit evaluations. All receivables are considered collectible and no allowance for bad debts is provided.

Property and Equipment and Intangible Assets - Represents primarily the telephone equipment necessary to operate the business of the Company and is recorded at cost. Some of this equipment is leased under a capital lease. The Company has properly recorded the asset value and the corresponding liability on its books in accordance with generally accepted accounting principles.

Depreciation on these assets is computed over their useful lives. There are no differences between tax and book depreciation.

Intangible assets consisted of a franchise fee paid by the Company for the right to its present territory. The original fee was $75,000. The franchise agreement is for 20 years and automatically renews for another like period of time. The agreement is being amortized over the original length of the agreement. The other intangibles consist primarily of a customer list purchased by the corporation. The original cost was approximately $27,000, and it is being amortized over 15 years.

Impairment of Loans - In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" (FAS 114) which addresses the accounting for certain loans which may be deemed to be impaired. FAS 114, as amended, is required to be adopted in 1995. The impact of FAS 114 has not been fully determined but is not expected to have a material impact on the Company's results of operations or financial position.

Impairment of Long Lived Assets - In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121). FAS 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FAS 121 is required to be adopted in 1996. The impact of FAS 121 has not been fully determined but is not expected to have a material impact on the Company's results of operations and financial position.

Income taxes - The Company has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code. Under such provisions, the Company does not generally pay federal or state corporate income taxes. Therefore, no provisions for income taxes have been made. Each individual shareholder is to report their respective share of the Company's taxable income on their personal federal income tax return.

Description of leasing arrangements - The Company conducts a major part of its operations from leased facilities which include its office and 2 facilities housing messaging and remote paging equipment. The lease terms expire over the next five years. In addition, the Company leases vehicles and data processing equipment under operating leases expiring during the next three years. In most cases, the Company believes that, in the normal course of business, leases will be renewed or replaced by other leases.


B   -   PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment consisted of the following:

                                     1994               1993
Office equipment                     $  159,348         $  147,748
Computers                                 2,083              1,050
Leasehold improvements                        -              1,330
Furniture and fixtures                    5,232              2,351
Equipment under capital lease           170,844            151,260
                                        337,507            303,739
less accumulated depreciation           131,257             82,518
                                     $  206,250          $ 221,221

Depreciation and amortization charged to income was $50,069 and $27,127 in 1994 and 1993 respectively.

Intangible assets consisted of the following:

                                      1994               1993
Franchise fees                        $   75,000         $   75,000
Customer lists                            26,885             26,885
                                         101,885            101,885
less accumulated amortization             23,272             17,730
                                       $  78,613         $   84,155

Amortization charged to income was $6,872 and $7,292 in 1994 and 1993 respectively

      C   -   LONG-TERM DEBT

Long-term debt consisted of the following:


                                       1994          1993
     1.   Bank loan                    $ 103,063    $ 135,402
     2.   Related party loan             145,664       164,044
                                         248,727       299,446
      less current amounts due            28,676        32,339
                                       $ 220,051     $ 267,107



1. Bank loan: The shareholders of the company obtained a Small Business Administration loan in October 1989 to provide working capital as well as capita l to purchase equipment. The loan is collateralized by equipment and receivables of the company as well as personally guaranteed by its shareholders. As a subsequent event, the bank loan was paid in full from the proceeds received in the merger with Communications/USA, Inc. as further explained in Note E.

2. Related party loan: This represent advances (primarily for working capital) from the company's primary shareholder. There is no maturity or stated interest rate. This loan is the Company's only related party transaction.

Interest expense for 1994 and 1993 was $ 10,059 and $6,631 respectively. The following is a schedule of principal maturities of long-term debt as of December 31, 1994:

Year ending December 31:
     1995                            $   28,676
     1996                                31,288
     1997                                34,138
     1998                                 8,961
     1999                                     0
     Thereafter                         145,664
                                      $ 248,727

D   -    LEASE COMMITMENTS

The Company leased office space and certain telephone equipment under various noncancelable operating and capital leases. The original term of the capital leases are for a period of no less than 60 months and no more than 66 months. Interest rates vary between 18% and 21%.

The following is a schedule by years of future minimum lease payments under the operating and capital leases together with the present value of the net minimum capital lease payments as of December 31, 1994.

                                          Operating          Capital
                                          Leases             Leases
Year ending December 31:
     1995                                 $   36,744         $   53,264
     1996                                     36,389             53,264
     1997                                     31,999             53,264
     1998                                      9,389             35,652
     1999                                      3,491              2,252
                                          $  118,012            197,696
Less interest and executory costs                                41,706
Present value of net minimum
  lease payments                                                155,990
Less current principal obligations                               22,850
Long-term principal obligations                              $  133,140


Interest expense for the obligations under capital lease in 1994 and 1993 was $33,432 and $11,105 respectively.


E   -   LOSS ON DISPOSAL OF INTANGIBLE ASSETS

In 1993, the Company had some prepaid advertising recorded as a deferred charge. On a review of the expected recoverability of this item, management decided it was of little or no value and was written off to expense. No revenue was realized from this expense.


F   -   FRANCHISE AGREEMENTS

The Company has a franchise agreement with Voice Enterprises, Inc. Under this agreement, the Company has the right to offer voice messaging and other communication capabilities over telephone lines and receive national advertising from the franchisor. The obligation to the Company is to pay a monthly royalty of gross revenues ranging from 6% to 10%.


G   -   SUBSEQUENT EVENTS

On May 24, 1995, the Company entered into an agreement to exchange its issued and outstanding common stock, in a tax free merger, for $550,000 in cash and notes and 250,000 shares of common stock of Communications/USA, Inc. The merger was consummated in November, 1995. It is to be accounted for as a purchase.

Communications/USA, Inc.
Pro-Forma Statement of Earnings
Giving effect to the acquisition of Gulf Coast Communications, Inc(.only entity acquired that had operations during 1995), as if it had occurred at the beginning of the year ended December 31, 1995.


                                          					      Pro Forma
						                                               Adustments
									                                                                As if
				                            GCC        CUSA      DR.       CR        Balance

Net Sales                       739,622     65,137        0        0       804,759

Cost of Sales                   211,387     32,528        0        0       243,915

Gross Margin                    528,235     32,609        0        0       560,844


Gen. $ Adm. Expenses            441,915    118,884        0        0       560,799
Depreciation Expense                  0      2,752   29,879    (i)          32,631
Amortization Expenses                 0     10,049   34,236    (ii)         44,285
    Operating Expenses          441,915    131,685   64,115                637,715

   Operating Income(Loss)        86,320    (99,076)       0        0       (76,871)

Interest Expense/Other-Net       15,747     48,506        0        0        64,253

    Net Income(Loss)             70,573   (147,582)  64,115        0      (141,124)


Weighted no. of shares outstanding during the period             (iii)   4,544,877

Earning(Loss) Per Share                                                      (0.03)


Adjustments made to give effect to the transaction as of 1/1/95

(i))  Depreciation Expense was computed for a full 12 months.
(ii)  Amortization of Intangibles was computed for a full 12 months.
(iii) Weighted number of sahres was computed as if all the shares issued in connection with the acquisitions had been issued as of January 1, 1995.

FINANCIAL STATEMENTS
COMMUNICATIONS/USA, INC.
CONSOLIDATED BALANCE SHEETS


						       Dec. 31, 96
						       (Unaudited)
Assets:
Current Assets:
   Cash and Cash Equivalents                               52,751
   Accounts Receivable                                $    39,686

   Other Current Assets                                    19,276
	Total Current Assets                                     111,713


 Property and Equipment-Net                              335,288
 Intangible Assets-Net                                   835,377
						      $1,282,378
Liabilities and Shareholders' Equity
Current Liabilities
 Accounts Payable and Accrued Expenses                $   75,384
Obligation under capital leases                           99,050
Long Term Debt                                           116,850
 Notes Payable to Shareholders                           166,891
	Total Liabilities                                       458,175

Preferred Stock: 14%cumulative,convertible
$3.75 par value,5,000,000 authorized, 23,750
shares issued and outstanding                            89,062
Common Stock: $.01 par value, 6,000,000
authorized, 3,990,809 shares issued and
oustanding                                               39,908
Additional paid-in-Capital                              738,872
Retained Earnings(Loss)                                 (43,639)
	Total Shareholders'Equity                              824,203
    Total Liabilities and Equity                     $1,282,378





See Notes to consolidated Financial Statements

COMMUNICATIONS/USA, INC.
STATEMENT OF INCOME
                                                							   For the Year
							                                                       Ended
							                                                   Dec. 31, 1996
							                                                    (Unaudited)

Net Sales                                                  $1,069,550

Cost of Sales                                                 104,205
		Gross Margin                                                965,345

General and Administrative Expenses                           718,123
Depreciation Expense                                           42,341
Amortization of Intangibles                                    40,264

		Operating Income(Loss)                                      164,617

Other Income(Expense) Net                                      76,690
Interest Expense                                              119,944

Net Income before Preferred Stock Dividend                 $  121,363

Preferred Stock Dividend                                       12,337

Net Income applicable to Common Stock                      $  109,026



Primary Earnings Per Share                                 $    0.024

Fully Diluted Earnings Per Share                           $    0.024

Weighted Average number of Shares used in the
computation for:
	Primary Earnings Per Share                                 4,548,927

	Fully Diluted Earnings Per Share                           4,622,677



See Notes to Consolidated Financial Statements

COMMUNICATIONS/USA, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 1996


Cash Flows from Operating Activities
 Net Income(Loss)                                             $   121,363
Adjustments to Reconcile net loss to net cash
(used for ) provided by operating activities:
   Depreciation                                                    42,341
   Amortizations                                                   40,264
Change in operating assets and liabilities
Decrease in Accounts receivable                                    55,256
(Increase) in Other Current Assets                                (17,876)
Increase in Accounts Payable and Accrued Expenses                  20,692
       	Net cash provided(used)by operations                      262,040

Cash Flows from Investing Activities
   Equipment Purchases                                           (151,962)

Cash Flows from Financing activities
Payments of Long Term Debt-Net                                   (233,498)
Payment of Shareholders Notes                                    (119,659)
Payment of Capital Lease Obligations-Net                          (13,932)
Proceeds from sale of common stock-net                            215,642
    Net cash provided(used) by financing activities              (151,447)

Net Change  in cash                                               (41,369)

Cash at beginning of Period                                        94,120
Cash at end of Period                                           $  52,751


SUPPLEMENTAL DISCLOSURES
Cash paid during the year for interest                          $  83,654

COMMUNICATIONS/USA, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
For the Year Ended December 31, 1996 and
For the Period May 10, 1995 (date of of inception) to December 31, 1995



								                                                            		 Additonal                               Nature of non-cash
									                                                              Paid-In   Cash       Retained           consideration and
				                             Preferred Stock      Common Stock     Capital   Received   Deficit  Total     basis for assigning
                             		  Shares   Amount   Shares      Amount                                           the amounts

For the Period May 10, 1995 (date
of inception) to December 31, 1995

05/31/95 Issuance of common stk       0   $     0  $3,519,000 $35,190  $(35,190)  $     0   $    0   $      0
06/30/95 Preferred stock
	        issued from a 506 PPM    8,750    32,812           0       0         0    32,812        0     32,812
07/05/95 Orion I Partnership
	        aquisition                   0         0     191,777   1,918   304,925         0        0    306,843 Increased additional
														                                                                                                paid-in capital
														                                                                                                based on stk value
07/21/95 Preferred stock                                                                                      of $1.60 per share
       	 issued from a 506 PPM    3,750    14,063           0       0         0    14,063        0     14,063
07/28/95 Orion II Partnership
	        acquisition                  0         0      26,587     266    42,273        0         0     42,539 Increased additional
														                                                                                                paid-in capital
														                                                                                                based on stk value
08/31/95 Preferred stock                                                                                      of $1.60 per share
	        issued from a 506 PPM    5,000    18,750           0       0         0   18,750         0     18,750
10/02/95 Preferred stock
	        issued from a 506 PPM    2,500     9,375           0       0         0    9,375         0      9,375
10/11/95 Preferred stock
	        issued from a 506 PPM    1,250     4,687           0       0         0    4,687         0      4,687
10/15/95 Preferred stock
	        issued from a 506 PPM    2,500     9,375           0       0         0    9,375         0      9,375
10/31/95 Common stock issued
	        common stocks as
	        advance on purchase
	        of SW Florida                0         0     500,000   5,000         0        0         0      5,000 Common stock valued
11/15/95 Common stock issued                                                                                  at $.01 per share
	        from a 504  PPM              0         0      31,567     315   222,714  223,030         0    223,029  Common stock valued
11/28/95 Common stock issued                                                                                     at $7.05
	        from a 504 PPM               0         0       3,700      37    25,530   25,567         0     25,567  Common stock valued
11/29/95 Acquired Gulf Coast                                                                                     at $7.05
	        Communications, Inc.         0         0     250,000   2,500         0        0         0      2,500
11/29/95 Acquired Voice-Tel of
	        Southwest Florida, Inc.      0         0      62,500     625         0        0         0        625
12/07/95 Common stock issued
	        from a 504 PPM               0         0       1,500      15    10,218   10,233    10,233     10,233
12/14/95 Common stock issued
	        from a 504 PPM               0         0       3,100      31    21,620   21,651         0     21,651
12/29/95 Common stock issued
	        from a 504 PPM               0         0      11,400     114    82,052   82,166         0     82,166
12/31/95 Capitalized costs of
	        stock and private
	        placement issues             0         0           0       0  (169,440)       0         0   (169,440)
12/31/95 Net loss for period-
	        accumulated during the
	        development stage            0         0           0       0         0        0  (147,582)  (147,582)
12/31/95 Preferred stock
	        dividend 14%                 0         0           0       0         0        0    (5,085)    (5,085)

                           				  23,750  $ 89,062  $4,601,131  $46,011 $504,702 $560,909 ($152,667)  $487,108

For the Year Ended December 31, 1996 and
01/01/96 Common stock issued                                                                                   Common Stock valued
         from a 504 PPM                0         0       8,700        87   60,373    60,460        0    60,460 at $.01 per share
01/25/96 Common stock issued                                                                                   Common stock valued
	        from a 504 PPM                0         0       3,900        39   26,489    26,528        0    26,528 at $.01 per share
02/28/96 Common stock issued                                                                                   Common stock valued
	        from a 504 PPM                0    13,233         132    89,056   89,188         0        0    89,188 at $.01 per share
02/28/96 Common stock issued                                                                                   Common stock valued
	        from a 504 PPM                0     6,400          64    44,846   44,910         0        0    44,910 at $.01 per share
03/31/96 Common stock issued                                                                                   Common stock valued
	        from a 504 PPM                0     1,500          15     9,966    9,981         0        0     9,981 at $.01 per share
07/24/96 Refund Kevin Guyette          0     ( 400)         (4)   (2,966)  (3,000)        0        0    (3,000)
12/31/96 Stock cancelled               0  (650,000)     (6,500)    6,500        0         0        0         0
12/31/96 Adjust to stock records
	        book                          0     6,345          63      (63)        0         0        0         0
12/31/96 Net loss for period -
	        accumulated during year       0         0           0        0         0         0  121,363   121,363
12/31/96 Preferred stock
	        dividend 14%                  0         0           0        0         0         0  (12,337)  (12,337)

                            				       0         0    (610,322)  (6,103)  234,170   288,067  109,026   337,093

                            				  23,750 $  89,062   3,990,809   39,908   738,872   788,976  (43,641)  824,201



															See accompanying notes and accountant's report.

COMMUNICATIONS/USA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1996


A   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Purpose - Communications/USA, Inc. (the "Company") was organized under the laws of the State of Florida in 1992. It was dormant until May of 1995 when it began to market its stock and negotiate to purchase interactive voice messaging franchises and related companies.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, Comm/Tel, Inc. and its subsidiary, Gulf Coast Communications, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents - Represents actual balances in banks or invested in liquid short term investments with maturities of three months or less when purchased. All of the balances are owned by the company and are not encumbered in any manner.

Concentration of Credit Risk - The Company extends credit to customers on an unsecured basis in the normal course of business. One company, Amway, Inc., Ada, Michigan, represents a little over 50% of the income of the operating subsidiaries of the Company. The Company has policies governing the extension of credit and collection of amounts due from customers.

Impairment of Long Lived Assets  -   In March 1995, the FASB issued Statement
of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (FAS 121)." FAS 121 addresses the accounting for the impairment of long-lived assets, certain intangibles and goodwill when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FAS 121 is required to be adopted in 1996. The impact of FAS 121 has not been fully determined but is not expected to have a material impact on the Company's results of operations and financial position.

On an ongoing basis, management evaluates the recoverability of the net carrying value of property, equipment and intangible assets by reference to the Company's anticipated net future cash flows generated by those assets and comparison of carrying value to management's estimates of fair value, generally determined by using certain accepted industry measures of value.

Property and Equipment and Intangible Assets - Property and equipment are recorded at cost. Historical net carrying value is used in the case of assets contributed or at appraised value in the case of assets obtained through purchase of assets. The equipment is depreciated over its estimated useful life. Repairs and maintenance are expensed.

Intangible assets are fees paid by one of the Company's subsidiaries to operate a franchise of Voice-Tel in the Tampa/St. Petersburg/Clearwater area and also Southwest Florida, goodwill, and various other intangibles acquired in connection with the acquisition of various voice messaging concerns. They are being amortized over their estimated useful lives ranging from 15 to 20 years.


Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements. No differences exist between book and tax transactions. The Company accounts for income taxes in accordance with FASB 109.

Earnings per Common Share - Earnings (loss) per common share was computed by dividing net income applicable to common stock by the weighted average number of shares of common shares outstanding during the period. The only dilutive common share equivalent(Convertible Preferred stock) was included in the computation of fully diluted earnings per share.



C   -   ACQUISITIONS

On June 5, 1995, the Company acquired all of the assets of two Florida Partnerships. These partnerships were in the business of acquiring licenses from the Federal Communications Commission (FCC) to purchase air time to provide interactive video and data services to the public.
The company exchanged 218,364 shares of its $.01 par value common stock for all of the assets the partnerships. The total consideration aggregated $349,382.

During 1995, the Company entered into an agreement to exchange, for an aggregate price of $552,500 ($550,000 in cash or notes and 250,000 common shares), all of the outstanding stock of Gulf Coast Communications, Inc., a Florida Corporation ("GCC"). GCC was formed in 1989 to operate a Voice Tel franchise in the Tampa/St. Petersburg/Clearwater area. The transaction has been accounted for as a purchase. The transaction closed November 29, 1995 and only one month's operations were included in these financial statements. For the first eleven months of 1995, GCC, a S corporation, had revenues of $739,622 and net income before taxes of $70,573.

On December 23, 1995, the Company executed an asset purchase agreement between Feiman and Holliday, Inc. (d/b/a Voice Tel of Southwest Florida). The assets acquired include the franchise rights to Southwest Florida, related telecommunications equipment, office equipment, and a real estate lease. In exchange for assets valued at $234,014, the Company assumed approximately $232,000 in debt and issued 562,500 shares of stock valued at $.01 per share. At the time of purchase Voice Tel of Southwest Florida had not begun operations.

D   -   PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment consisted of the following:



Computers furniture and equipment            $         244,958
Voice messaging equipment - leased                     135,423
                                                       380,381
less accumulated depreciation                           45,093

                                             $         335,288

Depreciation expense for the period ended December 31, 1996 was $42,341.

Intangible assets consisted of the following


                                 Amortization
                                 Life
Franchise costs                  20 years        $   644,362

Goodwill                         20 years            241,328
                                                     885,690
Less accumulated amortization                         50,313

                                                 $   875,641


Amortization expense for the period ended December 31, 1996 was $40,264.


E  -   LONG-TERM DEBT

  The Company's long-term debt consisted of the following:


     1.  Sun Trust of Florida, Inc.        $        58,068
     2.  V-T Franchise, Inc.                        58,782
                                           $       116,850
                                                   ========

1. Sun Trust of Florida - The loan was assumed with the purchase of assets of Voice Tel of Southwest Florida, Inc. secured by voice messaging equipment. It is an installment loan with payments of $1,583 per month including principal and interest at 10% for 60 months beginning December, 1995

2. V-T Franchise, Inc. - The loan is secured by the Voice Tel Franchise. It is an installment loan with payments of $1,988 per month including principal and interest at 10% for 48 months beginning December, 1995.


F  -   RELATED PARTIES TRANSACTIONS

The Company owes $166,891 to various shareholders for purchase of stock of a subsidiary and assets of a voice messaging company. The notes bear interest ranging from 7% to 10%.

G  -    LEASE COMMITMENTS

The Company leased office space and certain telephone equipment under various noncancelable operating and capital leases. The original term of the capital leases are for a period of no less than 60 months and no more than 66 months. Interest rates vary between 18% and 21%. The book value of lease equipment is $133,166 at December 31, 1996.

The following is a schedule by years of future minimum lease payments under the operating and capital leases together with the present value of the net minimum capital lease payments as of December 31, 199.

                                         Operating         Capital
                                         Leases            Leases
     1997 . . . . . . . . . . . . .      19,403            53,564
     1998 . . . . . . . . . . . . .      10,695            43,047
     1999 . . . . . . . . . . . . .       8,291             2,439
     2000 . . . . . . . . . . . . .       4,440                 -
     Thereafter . . . . . . . . . .           -                 -
                                         72,374            99,050

Franchise Commitments - In addition to the initial franchise cost of $ the Company is obligated to pay monthly a royalty equal to 10% of gross revenues. The Company also pays to a marketing fund of the Franchiser 2% of its gross revenues which the Franchiser manages and spends to advertise and promote the Voice-Tel system.


I   -    INCOME TAXES

At December 31, 1996, the Company recorded deferred tax assets resulting from net operating losses of $26,219 less a valuation allowance of $26,219. The losses can be carried forward 14 years to the year 2010.